June 16, 2006

Mail Stop 4561

William W. Smith, Jr.
President and Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia, Suite 200
Aliso Viejo, CA 92656

      Re:	Smith Micro Software, Inc.
		Registration Statement on Form S-3
      Filed May 31, 2006
		File No. 333-134611

		Annual Report on Form 10-K for December 31, 2005
		Filed March 31, 2006
		File No. 0-26536

Dear Mr. Smith:

      We have limited our review of your filings to the issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Selling Stockholders, page 13
1. Please supplementally confirm that none of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.

2. Please disclose the natural persons who control the voting and/or dispositive power over the shares held by those selling stockholders which are not natural persons. Please see Interpretation I.60 of the
July 1997 manual of publicly available CF telephone interpretations, as well as Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Form 10-K for December 31, 2005
Item 9A. Controls and Procedures, page 30
3. We note that you provide only a partial definition of "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e).
Please provide the entire definition specified in that Rule, i.e., that the disclosure controls and procedures are effective in ensuring that the information required to be disclosed is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rule and forms and is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officer as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may cite to the Exchange Act rule without reciting the rule itself. Please confirm your understanding and provide us with a representation that you will conform your disclosure to the rule in future filings.

**********************************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:


* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551- 3730 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      					Assistant Director


CC:	Allen Z. Sussman
	Morrison & Foerster LLP
	555 West Fifth Street
	Los Angeles, CA 90013-1024
	Facsimile no. (213) 892-5454
William W. Smith, Jr.
Smith Micro Software, Inc.
June 16, 2006
Page 1 of 3